                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



          For the month of        March              , 2000.
                            -------------------------

                                 Transtel S.A.
--------------------------------------------------------------------------------
                (Translation of Registrant's Name Into English)

      Calle 15 #33-289, Autopista, Cali-Yumbo Km.2, Cali-Valle, Colombia
--------------------------------------------------------------------------------
              (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F  x   Form 40-F
                   -----          _____

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes        No   x
              _____      -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

                                TRANSTEL S.A.--
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


  (Pesos of March 31, 2000 purchasing power and U.S. Dollars, unless otherwise specified)



General

  Transtel S.A. ("Transtel" or the "Company") is the largest private telephone company in Colombia, providing telephone service to both business and residential subscribers. The Company currently owns and operates telephone systems serving ten cities, with an aggregate population of 3.1 million people, located in the southwestern region of Colombia. As of March 31, 2000, such systems provided service to an aggregate of approximately 280,749 subscribers and had an average penetration of 25,2 lines per 100 people. Additionally the Company had 13,246 internet subscribers and 22,081 pay television subscribers as of March 31, 2000.

  During the first quarter of fiscal year 2000, the Company gained 7,012 telephone customers, However the Company also cancelled service to 12,623 customers as permitted by Law 142 of 1994 which regulates public services and allows these actions to be taken in response to customer payment delinquency extending beyond six months. The Company believes that this level of churn is unusually high and reflects a normal respite following an extended period of rapid growth and the deteriorated condition of the Colombian economy. While the Company expects churn to decline with improvement in the economy and the more stable growth of its systems, it will continue to enforce provisions of Law 142 as needed with respect to delinquent accounts. The Company's 280,749 subscriber base as of March 31, 2000 reflect the net result of these activities.

  In cable as in telephony, Transtel, acting trough its operating subsidiaries, strives to be the highest quality provider of media and telecommunications services in Colombian. To this end, the Company recently terminated the offering of microwave or "UHF" service by its Cablevision subsidiary. This service was a legacy product inherited with the Company's acquisition of Cablevision and is not in keeping with the Company's high quality product platform. The termination of this service resulted in the cancellation of service to 8,195 former UHF subscribers. The loss of these subscribers was offset, in part, with the addition of 1,291 new pay-tv service subscribers during this first quarter of fiscal year 2000.

  The Company generates revenues by providing telephone services to its commercial and residential subscribers. The Company's sources of revenue consist of: (i) basic fixed charges based either on the predecessor telephone operator or the existing competitive tariff structure, (ii) local usage charges based on the number of minutes used per month; (iii) access charges for national and international long distance tariffs collected for providing such services to and from the Company's networks generated from incoming and outgoing calls; (iv) the sale of equipment to subscribers; (v) value-added services such as Internet service, video conference calling and voice mail; and (vi) connection fees from each new subscriber connected to the Company's network.

  With the maturation of its network and the reduced pace of expansion, the Company has expected usage derived revenues to generate an increasing share of overall revenues. The last reported quarters have supported this trend. The last quarter have also evidenced the increasing importance of local services revenues (those from basic charges an local usage). In the three months ended March 31, 2000, these revenues accounted for approximately 67% of revenue. Aside from the decline in connection fee revenue, this fact reflects the importance of tariff increases and the Company's call completion efficiency. The trend seen in the last quarterly reports continues as revenues for local telephone services, (basic and local usage charge), are becoming more and more important in total revenue contribution to the company. This type of revenue generation is not dependent on third party operations (long distance and cellular). Also the growth of local services emphasizes the importance of the tariffs increases applied.

Three months ended March 31, 1999 and 2000

The following is a discussion of the consolidated financial condition as of March 31, 1999 and 2000 and the results of operations of the Company for the quarters ended March 31, 1999 and 2000. The discussion should be read in conjunction with the unaudited Consolidated Interim Financial Statements of the Company as of and for the three months ended March 31, 1999 and 2000, and the notes thereto included elsewhere herein. The unaudited Consolidated Interim Financial Statements have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. Note 6 to the Company's unaudited Consolidated Interim Financial Statements provides a reconciliation to U.S. GAAP of the Company's net income (loss) and shareholders' equity as of and for the quarters ended March 31, 1999 and 2000. Unless otherwise indicated, the financial information has been presented in constant Pesos as of March 31, 2000. Dollar amounts are translated from Pesos amounts at the Representative Market Rate on March 31, 2000, which was 1,951.56 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts shown herein could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

Telephony Subscriber

The following table provides information regarding the Operating Companies:

                           TelePalmira  TeleCartago  Caucatel  TeleJamundi   Unitel    Bugatel  TeleGirardot   Unitel      Total
                           -----------  -----------  --------  -----------   ------    -------  ------------   ------      -----
                                                                            Wireline                          Wireless
                                                                            ---------                         --------
Municipality served          Palmira      Cartago    Popayan     Jamundi     Yumbo      Buga      Girardot      Cali         N/A
Population                 318,000      125,900      76,600    59,100       72,000     337,400    161,000/(1)/ 1,908,600   3,058,600
Commencement date of
Company's operations        Sep-95       Apr-97      May-97    Jun-97       Jun-97      Jul-97     Dec-97         Jan-98      N/A

Number of subscribers at                                          New          New                                   New
commencement date           15,600       13,800      10,800    System       System      10,700     23,500         System      74,400

Number of subscribers as
of December 31, 1999        68,803       32,844      23,721    12,737        9,784      26,931     53,454         57,932     286,206

Total subscribers as of
March 31, 2000              68,138       32,816      23,687    12,700        9,756      26,904     49,799         56,949     280,749

Penetration/(2)/              21.4         30.8        30.9      28.2         20.0        16.4       35.2           26.3        25.2


(1)  Includes the neighboring cities of Flandes and Ricaurte.

(2) Penetration represents the number of installed lines per 100 people. In Cartago, Jamundi, Buga, Yumbo, Cali and Girardot, penetration includes the installed lines of municipal competitors of approximately 6,000 lines, 4,000 lines, 28,700 lines, 4,700 lines, 445,000 lines and 7,000 lines as per the Company's estimates, respectively.

Pay-TV and Internet Subscribers


                           TelePalmira  TeleCartago  Caucatel  TeleJamundi   Unitel   Bugatel   TeleGirardot   Unitel   Total
                           -----------  -----------  --------  -----------  --------  --------  ------------   ------   -----
                                                                            Wireline                          Wireless
                                                                            --------                          --------
Municipality served          Palmira     Cartago     Popayan    Jamundi      Yumbo     Buga       Girardot     Cali      N/A
Population                   318,000     125,900      76,600     59,100      72,000    337,400    161,000/(1)/1,908,600  3,058,600
Internet Subscribers
--------------------
Number of subscribers as
of March 31, 2000              2,386         717         478          -       2,874        463          -         6,328     13,246

Internet Penetration             0.8         0.6         0.6          -         4.0        0.1          -           0.3        0.4

Pay-TV Subscribers
------------------

Number of Homes Passed            NA          NA          NA         NA          NA         NA         NA        40,000     40,000


Number of Subscribers as          NA          NA          NA         NA          NA         NA         NA        22,081(1)  22,081
of March 31, 2000

(1) As of March 31, 2000 the Company had migrated most of its pay-tv subscribers to its cable system and no longer offers UHF services.

Results of Operations

  The composition of the Company's revenues for each of the quarters discussed herein is as follows:

                                                                      Three months ended
                                               -----------------------------------------------------------------
                                                  1999                  %           2000               %
                                               ----------        ---------------  ----------       -------------
                                         (in thousands of constant Pesos of March 31, 2000 purchasing power, except percents data)
Connection fees........................      Ps  11,059,972             35.9%      Ps 1,645,944            5.6%
Local usage charges....................           6,279,842             20.4         13,625,225           46.0
Basic charges..........................           4,612,001             15.0          6,178,039           20.9
Long distance charges..................           6,628,249             21.5          4,294,622           14.5
Other income...........................           2,251,243              7.2          2,612,100            8.8
                                             --------------            -----    ---------------           ----
     Total telephone...................      Ps  30,831,307             96.2         28,355,930           95.8
Pay television services................           1,207,283              3.8          1,228,549            4.2
                                             --------------            -----   ----------------           ----
     Total revenues....................      Ps  32,038,590            100.0%     Ps 29,584,479            100%
                                             ==============            =====   ================           ====

The following table expresses certain financial data from the Company's statement of income as a percentage of total revenues:

                                                                Three months ended
                                                             -----------------------
                                                              1999              2000
                                                             -----             -----
  Revenues................................................   100.0%            100.0%
                                                             -----             -----
  Costs and expenses:
     Operating costs......................................    19.6              21.8
     Administrative expenses..............................    22.7              19.2
     Marketing expenses...................................     6.4               6.6
                                                             -----            ------
        Total.............................................    48.7              47.6
                                                             -----            ------
  Operating income........................................    51.3              52.4
  Nonoperating expenses...................................    (7.7)            (79.4)
  Net monetary inflation adjustment income................    23.6              34.5
                                                             -----            ------
  Income before income taxes and minority interest........    67.2               7.5
                                                             -----            ------
  Income tax expense......................................   (21.2)             (2.1)
                                                             -----            ------
  Income before minority interest.........................    46.0               5.4
  Minority interest.......................................   (22.1)            (11.7)
                                                             -----            ------
  Net income..............................................    23.9%            ( 6.3)%
                                                             =====            ======

  Revenues. The total revenues for the three months ended March 31, 2000 ("Interim 2000") decreased by Ps2.455 billion, or 8%, to Ps29.584 billion from Ps32.039 billion in the three months ended March 31, 1999 ("Interim 1999").

  Connection fee revenue in Interim 2000 decreased by Ps9.414 billion from Ps11.060 billion in Interim 1999 to Ps1.646 billion as a result of all subsidiary companies, except Unitel, having met their objectives for new lines. Pay television services were Ps1.229 billion in Interim 2000 compared to Ps1.207 in Interim 1999. Other operating revenues, including basic monthly charges, local usage charges, long distance charges and other fees for Interim 1999 increased by Ps6.939 billion from Ps19.771 billion in Interim 1999 to Ps26.710 billion in Interim 2000. The increase in other operating revenues for Interim 2000 is attributed to the increase in the number of subscribers, the increase in tariffs in 1999 and also in the higher usage.

  Costs and Expenses. Costs and expenses for Interim 2000 decreased by Ps1.516 billion, or 10%, to Ps14.061 billion from Ps15.577 billion in Interim 1999. This decrease is specifically attributable to lower operating and administrative costs due to the centralization and downsizing and also to the decrease of sales expenses.

  Operating costs for Interim 2000 increased by Ps0.167 billion from Ps6.277 billion in Interim 1999 to Ps6.444 billion mainly as a result of increases in amortization of Ps0.062 billion, and depreciation of Ps0.105 billion.

  Administrative expenses for Interim 2000 decreased by Ps1.599 billion to Ps5.665 billion from Ps7.264 billion in Interim 1999. The decrease was mainly attributable to the decrease in salaries, benefits and other labor payments of Ps0.912 billion; amortization of Ps0.246 billion and other of Ps0.441.

  Marketing expenses for Interim 2000 decreased by Ps0.083 billion to Ps1.952 billion from Ps2.035 billion in Interim 1999.The decrease in marketing expenses was primarily attributable to the decrease in salaries, benefits and other labor payments of Ps0.514.

  Operating Income. Operating income for Interim 2000 decreased by Ps0.939 billion from Ps16.462 billion in Interim 1999 to Ps15.523 billion. The decrease was mainly attributable to the decrease in revenues as a result of the fewer number of lines sold in 2000 as compared to 1999, during the same period.

  Nonoperating Income (Expenses). Nonoperating income (expenses), net for Interim 1999 and Interim 2000 consisted of the following:

                                                                  Three months ended March 31,
                                                               ----------------------------------
                                                                 1999                   2000
                                                               -----------            -----------
                                                              (in thousands of constant Pesos of
                                                               March 31, 2000 purchasing power)
     Financial Income:
          Interest income...............................    Ps   5,402,142          Ps  7,305,753
          Exchange gains................................        17,085,640             13,862,985
          Other financial income........................           391,264                  4,866
                                                               -----------            -----------
                                                                22,879,046             21,173,604
                                                               -----------            -----------
     Financial Expenses:
          Interest expense..............................       (11,389,690)           (19,879,558)
          Bank commissions..............................           (26,036)               (70,976)
          Exchange losses...............................       (13,819,659)           (24,274,142)
          Bank expenses.................................           (74,860)               (85,040)
          Other financial expenses......................           (61,152)
                                                               -----------            -----------
                                                               (25,371,397)           (44,709,716)
                                                               -----------            -----------
     Other:
          Other, net....................................            19,599                 56,142
                                                               -----------            -----------
                                                                    19,599                 56,142
                                                               -----------            -----------
                                                            Ps  (2,472,752)       Ps  (23,479,970)
                                                            ==============        ===============

     Net nonoperating expenses increased from Ps2.473 billion for Interim 1999 to Ps23.480 billion in Interim 2000. The increase was mainly due to the net exchange loss which occurred during Interim 2000 in connection with the Senior Notes, the Discount Notes and other liabilities denominated in Dollars due to the devaluation of the Colombian peso with respect to the Dollar. Interest expense increased from Ps11.390 billion in Interim 1999 to Ps19.880 billion in Interim 2000 as a result of higher implied indebtedness levels generated by the peso's devaluation.

     Net Monetary Inflation Adjustment Income. Net monetary inflation adjustment income in Interim 2000 increased by Ps2.631 billion to Ps10.197 billion from Ps7.566 billion in Interim 1999 as a result of the impact of inflationary adjustments on the higher balance of nonmonetary assets as compared to shareholders' equity accounts.

     Income Tax Expense. Income tax expense for Interim 2000 decreased by Ps6.142 billion to Ps0.637 billion from Ps6.779 billion in Interim 1999 primarily because of the substantial decrease in taxable income in Interim 2000 compared to Interim 1999.

     Minority Interest. Minority interest for Interim 2000 decreased by Ps3.615 billion to Ps3.453 billion from Ps7.068 billion for Interim 1999 because of the decrease in the net income of the operating subsidiaries.

     Net Income. Net income decreased by Ps9.558 billion from Ps7.709 billion for Interim 1999 to loss Ps(1.849) billion for Interim 2000 as a result of the factors discussed above.

Liquidity and Capital Resources

     The fixed landline telephone business is a capital intensive business which requires substantial investment to acquire and upgrade the telephone networks in each of the Company's markets. From inception through December 31, 1997, the Company expended an aggregate of approximately Ps52.1 billion to acquire various interests in each of its existing telephone systems. During the year ended December 31, 1998, the Company spent Ps 22.108 billion to acquire Cablevision. In addition, the Company has required significant capital for personnel hiring and training, systems infrastructure development, sales and marketing programs and the initial build-out of its systems. To date, the primary sources of capital have consisted of equity contributions by the Company's shareholders, debt financing from Colombian banks and local branches of other international financial institutions, cash flow generated by the operating systems, certain Vendor Financing in the form of capitalized leases, the Senior Notes and the Discount Notes.

     Net cash provided by operating activities during Interim 2000 was Ps14.456 billion as compared to Ps14.797 billion for Interim 1999. The decrease in cash provided by operations for Interim 2000 was primarily caused by a decrease in net income. Net cash used in investing activities during Interim 2000 was Ps26.900 billion as compared to Ps11.023 billion used in Interim 1999. Cash used in investing activities in Interim 2000 continues to relate to the construction of new network systems in the city of Cali. In addition, cash used in investing activities in Interim 1999 included the net maturity of short-term and long-term investments of Ps27.121 billion. Net cash used by financing activities during Interim 2000 was Ps1,401 billion as compared to Ps4.672 billion provided in Interim 1999. The Company also has obligations under leases, some of which are not capitalized in accordance with Colombian GAAP, but are required to be capitalized under U.S. GAAP. See Notes 19, 30 and 31 to the Consolidated Annual Financial Statements and Notes 4 and 6 to the unaudited Consolidated Interim Financial Statements.

     The Company's principal liquidity requirements will be for the continued development of its systems, debt service (primarily on the Senior Notes), working capital and general corporate purposes, including future acquisitions.

     As a result of the Senior Notes Offering, the Discount Notes, the Vendor Financing, the DIAN Financing and the incurrence of certain other indebtedness, the Company will be required to satisfy certain debt service requirements. Following disbursements in May and November 1998 and 1999 of all the proceeds in the Escrow Account, a substantial portion of the Company's cash flow will be utilized to service the Senior Notes, the Vendor Financing and the DIAN Financing. The Senior Notes will require semi-annual interest payments of approximately $9.4 million and the Vendor Financing will require semi-annual interest and principal payments of approximately $7.2 million. In addition, the DIAN Financing will require semi-annual principal payments of approximately $2.0 million. The cash interest due on the Discount Notes will not exceed $44,000 in any year through 2008; however, the principal of $15.0 million plus accrued interest of $86.9 million will be due on August 13, 2008. The Company is required to meet various financial covenants under the Indenture. As of March 31, 2000 and June 14, 2000, the Company is in compliance with all such financial covenants.

     The Senior Notes are the most importance obligations of the Company, which is a holding company with no business operations of its own. The operations of the Company are conducted through the Operating Companies, which are separate and distinct legal entities. Other than the obligation to repay the Intercompany Notes to the Company, the Operating Companies have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Senior Notes or the Certificates, to make any funds available to the Company to enable it to make payments on the Senior Notes and consequently, to make the funds available to the Trust to make payments on the Certificates, to make funds available in order to make investments in the Operating Companies, to meet working capital needs or other liabilities of the Company or for any other reason. In addition, the Operating Companies are currently not wholly-owned subsidiaries of the Company but instead are owned jointly by the Company and local municipalities. Any dividends issued by the Operating Companies must be distributed pro rata to all of their shareholders. As a result, the Company cannot be assured that it will be able to generate significant cash through dividends or other distributions from the Operating Companies in the foreseeable future and there can be no assurance that the Company will be able to generate any significant cash flow from the Operating Companies at any time in the future. Since the Company's assets consist primarily of its ownership interests in the Operating Companies, the Senior Notes (and therefore the Certificates) will be effectively subordinated (other than as to claims that the Company can make under the Intercompany Notes) to all existing and future debt and other liabilities (including trade payables) of the Operating Companies, and the Company's right to receive the assets of the Operating Companies upon their liquidation or reorganization will be subject to the claims of such Operating Companies' creditors (including trade creditors).

     Annual interest payments on the Senior Notes by the Company will be approximately $18.8 million, plus any additional interest as required, through November 1, 2007. The principal amount of the Senior Notes is due on November 1, 2007. As of March 31, 2000, the Company has lent $95.5 million (Ps186.374 billion) of the proceeds from the Senior Notes to six of its Operating Companies as evidenced by Intercompany Notes which were executed as of December 31, 1998. Balances loaned to each subsidiary as of March 31,2000 are as follows:

                                          As of  March 31, 2000
                               -------------------------------------------
                               (in thousands of constant Pesos of March 31,
                                2000  purchasing power and in Dollars)

Unitel........................    Ps   58,527,985             $29,990,359
TeleJamundi...................         42,459,064              21,756,474
TelePalmira...................         44,475,773              22,789,857
TeleCartago...................         19,194,051               9,835,235
Caucatel......................         14,410,407               7,384,045
Bugatel.......................          7,227,614               3,703,506
                                   --------------             -----------
                                   Ps 186,294,895             $95,459,476
                                  ===============             ===========

     The Intercompany Notes bear interest at 12 1/2%, are payable in U.S. dollars, and are also due on November 1, 2007. The Intercompany Notes become due and payable upon the acceleration of the Senior Notes issued by Transtel S.A. under the Indenture.

     Summarized financial information on a Colombian GAAP basis of each of the Operating Companies that has issued an Intercompany Note to Transtel S.A. as of and for the quarter ended March 31, 2000 are presented below.

     INCOME STATEMENT INFORMATION OF SUBSIDIARIES WITH INTERCOMPANY NOTES
                     For the Quarter Ended March 31, 2000

  (Amounts in thousands of constant Pesos of March 31, 2000 purchasing power)


                                            TelePalmira      Unitel     TeleJamundi  TeleCartago     Bugatel       Caucatel
                                            ------------  ------------  -----------  ------------  ------------  -------------
Total revenues--subscribers ..............  Ps 6,957,700  Ps 7,467,351  Ps  869,898  Ps 3,719,316  Ps 2,878,227   Ps 2,612,093
Operating income (loss)...................     4,036,206     5,349,898      232,243     2,657,276     1,991,837      1,715,806
Net income ...............................       963,945     4,917,511      583,824     2,279,676     1,120,219      1,688,007


         CASH FLOW INFORMATION OF SUBSIDIARIES WITH INTERCOMPANY NOTES
                      For The Quarter Ended March 31, 2000

  (Amounts in thousands of constant pesos of March 31, 2000 purchasing power)

                                             TelePalmira       Unitel      TeleJamundi   TeleCartago      Bugatel       Caucatel
                                            --------------  -------------  ------------  ------------  -------------  ------------
Cash flow (used)  provided by operating
   activities............................   Ps (4,796,821)  Ps 3,615,493     Ps(39,911)   Ps 338,874   Ps 9,397,289   Ps 1,306,073
Cash flow used by  investing
   activities............................       1,052,564    (10,848,553)   (3,426,551)   (2,370,397)    (7,773,602)    (2,412,924
Cash flow provided (used) by financing
   activities.............................      2,085,890      6,452,930     1,722,747       917,794     (1,657,223)       447,069

    BALANCE SHEETS OF SUBSIDIARIES WITH INTERCOMPANY NOTES AT MARCH 31, 2000 (Amounts in thousands of constant Pesos of March 31, 2000 purchasing power)

                                    TelePalmira        Unitel        TeleJamundi    TeleCartago        Bugatel        Caucatel
                                   --------------  --------------   -------------  --------------  --------------  ---------------
Current assets...................  Ps  18,495,883  Ps  34,150,128  Ps   5,824,042  Ps   7,570,076  Ps   5,968,700  Ps    4,819,295
Properties, plant and equipment..      89,567,305      93,790,097      49,797,605      54,177,207      42,207,624       39,390,515
Other noncurrent assets..........      39,919,163      33,568,783       9,446,557      10,238,366       9,573,267        5,549,007
                                   --------------  --------------  --------------  --------------  --------------  ---------------
  Total assets...................  Ps 147,982,351  Ps 161,509,008  Ps  65,068,204  Ps  71,985,649  Ps  57,749,591   Ps  49,758,817
                                   ==============  ==============  ==============  ==============  ==============  ===============

Current liabilities..............  Ps  16,295,360  Ps  27,279,871  Ps   1,307,630  Ps   9,981,478  Ps  12,965,745   Ps   4,228,744
Capital lease obligations........      18,820,026      10,165,906       8,803,875       9,462,734      11,653,130          777,295
Intercompany Note to Transtel....      43,557,019      58,527,985      44,245,999      25,686,921       6,454,088       14,072,444
Other noncurrent liabilities.....       3,152,865      18,218,178       1,880,372       1,323,511         844,708        1,216,864
                                   --------------  --------------  --------------  --------------  --------------  ---------------
  Total liabilities..............      81,825,270     114,191,940      56,237,576      46,454,644      31,917,671       20,295,347
Total shareholders' equity.......      66,157,081      47,317,068       8,830,628      25,531,005      25,831,920       29,463,470
                                   --------------  --------------  --------------  --------------  --------------  ---------------
  Total liabilities and
   shareholders' equity..........  Ps 147,982,351  Ps 161,509,008  Ps  65,068,204  Ps  71,985,649  Ps  57,749,591  Ps   49,758,817
                                   ==============  ==============  ==============  ==============  ==============  ===============

    In addition to the Intercompany Notes, these six Operating Companies have capital lease obligations and short-term bank borrowings totaling Ps8.223 billion and Ps8.363 billion, respectively, included in current liabilities at March 31, 2000. As indicated in the above summarized balance sheet information, these six Operating Companies have total long-term capital lease obligations of Ps51.459 billion at March 31, 2000. As the subsidiaries install and accept the remaining Global Leases, the IBM Arrangement and the related DIAN Financing, additional financial obligations totaling Ps 151.410 billion will be incurred.

    As interest payment of $9,375,000 on the Company's 121/2 % Senior Notes due 2007 was due on May 1, 2000 under the Indenture. A partial payment of $5,950,000 was made by the Company on May 1, 2000. The remainder of the interest payment, $3,425,000, was not made on a timely basis but was made within the cure period. The delay in payment was the result of the failure of a financial institution, which purchases the Company's receivables related to connection fees, to repay amounts owed to the Company by May 1, 2000. Had the financial institution paid the amounts due on a timely basis, the Company would have had sufficient funds to make its May 1, 2000 interest payment. The Company no longer sells its receivables to such financial institution. The Company paid the remaining $3,425,000 bay May 30, 2000 (within the 30 day cure period) from cash flows it received from the normal business operations of its Operating Companies.

    The ability of the Company to make payments of interest after November 1, 1999 and of the $150.0 million principal balance due on November 1, 2007 will be largely dependent upon the future performance of the Operating Companies and their ability to pay the interest and principal due under the Intercompany Notes. Many factors, some of which will be beyond the Company's and the Operating Companies' control (such as prevailing economic conditions), may affect their performance. There can be no assurance that the Operating Companies will be able to generate sufficient cash flow to cover required interest and principal payments when due on the Intercompany Notes or that the Company will be able to generate sufficient cash flow for it to be able to make its principal and interest payments in the future. If the Company is unable to make principal and interest payment in the future, it may, depending upon the circumstances which then exist, seek additional equity or debt financing, attempt to refinance its indebtedness or sell or part of its business or assets to raise to repay its indebtedness.

    On December 31, 1998, the Company sold $15.0 million (Ps29.273 billion) of its 20.32% Senior Discount Notes due 2008 in a private placement. Interest at 0.10% will be payable in cash each year through August 13, 2008. Interest at 20.22% per annum will accrue over the term of the notes, and the total accrued interest of $86.9 million (Ps169.591 billion) and principal of $15.0 million (Ps29.273 billion) will be due on August 13, 2008. The balance of the discount notes, including interest accreted but unpaid, is $19.1 million (Ps 37.275 billion) at March 31, 2000. The Discount Notes are unsecured senior obligations of the Company and will be fully and unconditionally guaranteed on a senior, unsecured basis by each Operating Company in which the Company acquires 100% of the minority interest or provides indebtedness with the proceeds of the Discount Notes. No guarantees have been required of nor has any indebtedness been provided to any Operating Company as of June 14, 1999.

    The Company expects to consider additional acquisitions that fit its strategic plans. Although the Company has had discussions concerning such potential acquisitions, to date, no agreements have been reached with regard to any particular transaction. Any such acquisitions that the Company might consider are likely to require additional equity and/or debt financing, which the Company will seek to obtain as necessary. Management believes that, based on its current operations and anticipated growth, cash flow from operations and other sources of funds, including local borrowings, it will have adequate funds to complete its planned system development and meet future cash requirements.

Accounting for Inflation

    As a Colombian company, the Company maintains its financial records in Pesos. Colombian GAAP requires that the financial statements of Colombian companies be adjusted to account for inflation. The inflation rate for the quarter ended March 31, 2000 was 4.04%. Financial statements are adjusted for the effects of inflation on the basis of changes in the Colombian MCPI. Commencing January 1, 2000, this index is applied on a one-month lagging basis to nonmonetary assets (except inventory) and liabilities and shareholders' equity accounts. Monetary balances are not adjusted because they reflect the purchasing power of the currency on the date of the balance sheet. Foreign currency balances are not adjusted because they are translated into Pesos at the exchange rate in effect on the same date. The resulting net gain or loss from exposure to inflation is reflected as "Net monetary inflation adjustment income
(loss)" in the income statement for each period in question. On December
24, 1998, the Colombian Congress decreed a National Fiscal Change to apply after January 1, 1999. This regulation eliminated inflation adjustments relating to inventories and revenues and expenses.

Income Tax Matters

    Consolidated income tax returns are not permitted in Colombia. The effective statutory income tax rate for the Company was 35% for 1997, 1998 and 1999 and for the three months ended March 31, 2000. Under Colombian law, Transtel S.A. must pay a minimum tax which is presumed to be not less than the greater of 5% of shareholders' equity for tax purposes at the end of the immediately preceding year. Adjustments to income to account for inflation are taken into account for income tax purposes; however, operating companies such as Transtel's subsidiaries are not subject to such a minimum income tax.

    In accordance with Law 142 of 1994 and Law 223 of 1995, entities which render basic residential telephony services and which are mixed capital companies (i.e., companies with both public and private capital, such as the Company's subsidiaries) are partially exempt from the payment of income taxes for a term of seven years from 1996 with respect to profits which are retained for upgrade, expansion or replacement of telephone systems. These companies are exempt from taxes on 100% of income related to basic telephony services for 1996; thereafter the exemption reduces by 10 percentage points each taxable year through 2000 and then reduces by 20 percentage points in 2001 and 2002. After 2002, there is no exemption.

    In July 1997, Law 383 of 1997 established that dividends declared from companies similar to Transtel's subsidiaries and paid to government entities are not taxable. As there is not a similar exclusion for private investors such as Transtel S.A., the Company expects that future dividends paid to Transtel S.A. by the Operating Companies will be taxable.

Reconciliation to U.S. GAAP

    The unaudited Consolidated Interim Financial Statements are prepared in accordance with Colombian GAAP, which differ from U.S. GAAP in certain significant respects. A comparison of the Company's net income (loss) and shareholders' equity at and for the quarter ended March 31, 1999 and 2000, under Colombian GAAP and after reflecting the material adjustments which arise when U.S. GAAP is applied instead of Colombian GAAP, is shown below:

                                                       Three months ended,
                                          ------------------------------------------
                                                  1999                    2000
                                               ----------              ----------
                                         (in thousands of constant Pesos of March 31,
                                                   2000 purchasing power)
Net Income (Loss)
  Colombian GAAP........................   Ps   7,708,522         Ps   (1,849,531)
  U.S. GAAP.............................        2,526,832               1,161,584
Shareholders' Equity
  Colombian GAAP........................       93,421,198              89,425,197
  U.S. GAAP.............................       48,225,809              36,722,837

    As more fully described and quantified in Note 6 to the unaudited Consolidated Interim Financial Statements, the major differences between Colombian GAAP and U.S. GAAP in each period relate to: income taxes, revaluation of assets, depreciation expense, capitalized interest, deferred charges, capital leases, revenue recognition, reversal of monetary correction and purchase of properties from a shareholder.

    Effective with the first quarter of fiscal 1999, the Company changed prospectively its method of accounting for connection fee income for U.S. GAAP purposes from an "installation date basis", which historically has been consistent with industry practice, to a "deferred basis". Under the new policy, connection fee income less direct installation costs and direct selling costs is deferred and amortized into income over five years using the straight-line method. This change was made to reflect income in excess of direct costs over an estimated service period.

Churn

    As of March 31, 2000 the churn rate increased to 4.4% as a result of 12,623 subscribers being disconnected for payment delinquency extending beyond six months. The Company feels that this increase in churn is a normal event which follows an extended period of rapid growth. The Company also believes that this increase reflects, in part, the overall deterioration in economic conditions in Colombia. Nonetheless, the Company expects that its subscriber base will stabilize and that its remaining subscribers will provide the Company with a more solid base from which to continue the development of its service platform. The Company also believes that telephony is a basic utility service which most of its subscribers will wish to maintain over an extended period. Disconnected subscriber face new connection fees in order to re-connect to the service.

Recent Events

Macroeconomics

    The newest economic figures reflect a slow recovery in the economy of the country. GDP has increased 0.8% from the fourth quarter 1999, cutting the annual reduction to 4.45%. Industry growth was at 9.1% in the first quarter 2000 and the government estimates GDP growth of 2.6% for the same period. However, urban unemployment is at a record 20.2% at the end of March 2000.

    The confidence of businessmen is lower due to the political difficulties between the executive and the congressmen. The Central Bank is having difficulties continuing its successful 1999 process of reducing interest rates. Countering this, is the notable increase in exports that will create a surplus in the foreign exchange balance of $1.6 billion U.S.

    The devaluation of the Colombian peso against the dollar was 4.15% in the first three months in 2000. The expectation is for more stability in the valuation for the remainder of the year.

Tariffs

    As expected the Comision de Regulacion de Telecomunicaciones (CRT) authorized an increase in the tariffs of 20 points over the established annual inflation index. On the basis of this the company set an increase in tariffs of approximately 30% annually, which will be applied gradually over the period between April and September.

                                 TRANSTEL S.A.
                   ADDITIONAL SELECTED FINANCIAL INFORMATION

  (Pesos of March 31, 2000 purchasing power and U.S. Dollars, unless otherwise specified)


Three months ended December 31, 1999 and March 31, 2000

    The following is a discussion of the consolidated financial condition as of December 31, 1999 and for March 31, 2000. The discussion should be read in conjunction with the unaudited Consolidated Interim Financial Statements of the Company as of and for the three months ended March 31, 2000, and the notes thereto included elsewhere herein. The unaudited Consolidated Interim Financial Statements have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. Unless otherwise indicated, the financial information has been presented in constant Pesos as of March 31, 2000. Dollar amounts are translated from Pesos amounts at the Representative Market Rate on March 31, 2000, which was 1.951.56 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts shown herein could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

    The following table provides comparative information from the most important operating statistics of the subsidiaries for the three months ended December 31, 1999 and March 31, 2000:

                                                                       Three months ended,
                                                            ----------------------------------------
                                                              December 31, 1999    March 31, 2000
                                                             -------------------   ----------------
Basic Charge
Average subscribers                                                      277,120           283,401
Basic charge revenues (Ps000)                                          5,884,832         6,178,039
Average basic charge per subscriber per month (Ps)                         7,079             7,267

Local Usage
Local usage revenues (Ps000)                                          15,047,845        13,625,225
Local usage revenue per subscriber per month. (Ps)                        18,100            16,026
Tariff per pulse (Ps)                                                      40,16             41.02
Average pulses per subscriber per month.                                     451               391

Long Distance
Long distance revenues (Ps000)                                         4,182,821         4,294,622
Total minutes (in thousands)                                              87,878            89,541
Minutes per subscriber per month.                                            106               105
Access charge tariff per minute (Ps)                                       45.75             47.51

Cablevision
Average subscribers                                                       26,702            25,533
Operating recurring revenues (Ps000)                                   1,515,608         1,228,549
Revenue per subscriber per month (Ps)                                     18,920            16,039

Results of Operations

  The composition of the Company's revenues for each of periods discussed herein is as follows:

                                                                      Three months ended
                                          -------------------------------------------------------------------------
                                            December 31,1999            %            March. 31,2000         %
                                          ---------------------  ----------------  ------------------  ------------
                                            (in thousands of constant Pesos of March 31, 2000 purchasing power, except percents data)
Connection fees .......................       Ps 11,329,911              31.2%        Ps 1,645,944          5.6
Local usage charges ...................          15,047,845              41.5           13,625,225         46.0
Basic charges .........................           5,884,832              16.2            6,178,039         20.9
Long distance charges .................           4,182,821              11.5            4,294,622         14.5
Other income ..........................          (1,680,960)             (4.6)           2,612,100          8.8
                                             --------------             -----         ------------        -----
  Total telephone .....................       Ps 34,764,450              95.8           28,355,930         95.8
Pay television services (1)............           1,515,608               4.2            1,228,549          4.2
                                             --------------             -----        -------------        -----
  Total revenues ......................      Ps  36,280,058             100.0%       Ps 29,584,479        100.0
                                             ==============             =====        =============        =====

  The following table expresses certain financial data from the Company's statement of income as a percentage of total revenues:

                                                                             Three months ended
                                                                --------------------------------------------
                                                                  December 31, 1999        March 31, 2000
                                                                ----------------------  --------------------
  Revenues....................................................           100.0%                100.0%
                                                                        ------                 -----
  Costs and expenses:
     Operating costs .........................................           (17.6)                (21.8)
     Administrative expenses .................................           (19.3)                (19.2)
     Marketing expenses ......................................            (6.9)                 (6.6)
                                                                        ------                 -----
        Total ................................................           (43.8)                (47.6)
                                                                        ------                 -----
  Operating income ...........................................            56.2                  52.4
  Nonoperating expenses ......................................          (142.4)                (79.4)
  Net monetary inflation adjustment income ...................             8.0                  34.5
                                                                        ------                 -----
  Income before income taxes and minority interest ...........           (78.2)                  7.5
  Income tax expense .........................................            10.3                  (2.1)
                                                                        ------                 -----
  Income before minority interest ............................           (67.9)                  5.4
  Minority interest ..........................................            (8.8)                (11.7)
                                                                        ------                 -----
  Net income .................................................           (76.7)%                (6.3)%
                                                                        ======                 =====


  Revenues. Total revenues for the three months ended March 31, 2000 decreased by Ps 6.696 billion, or 18.5%, to Ps29.584 billion from Ps 36.280 billion for the three months ended December 31, 1999. The decrease in revenues in the first quarter of 2000 was mainly attributable to the decrease in connection fees because of all subsidiary companies, except Unitel, having met their objectives for new lines. Also local usage charges revenues decreased as a result of the decrease in usage.

  Costs and Expenses. Costs and expenses for March 31, 2000 decreased by Ps17.778 billion, or 55.8%, to Ps14.061 billion from Ps31.839 billion for the three months ended December 31, 1999. The decrease is primarily attributable to the decrease in the administrative expenses due to the higher allowance for doubtful accounts made in the last quarter of 1999.

  Operating costs increased by Ps1.950 billion from Ps4.495 billion in December 31, 1999 to Ps6.444 billion mainly as a result of increases in depreciation of Ps 0.118 billion, services, maintenance and repairs of Ps 1.072 billion and amortizations of Ps1.218 billion.

  Administrative expenses. For the first quarter of 2000 decreased by Ps19.050 billion to Ps5.665 billion from Ps24.716 billion for the last quarter ended in December 31, 1999. The decrease was mainly attributed to the decrease in allowance for doubtful accounts by $8.413 billion, amortization by Ps1.889 billion, salaries by

Ps0.875 billion, insurance by Ps0.113 billion and allowance for property, plant and equipment by $8.197 billion.

  Marketing and Sales expenses. For the three months ended March 31, 2000 decreased by Ps0.677 billion to Ps1.952 billion from Ps2.629 billion in December 31, 1999. The decrease in marketing expenses was primarily attributable to the decreased in salaries by Ps0.355 billion, amortization by Ps0.712 billion, insurance by Ps0.012 billion.

  Operating Income. Operating income for March 31, 2000 increased by Ps11.083 billion from Ps4.440 billion in December 31, 1999 to Ps15.523 billion. The increase was mainly attributable to the decrease in administrative expenses.

  Non-operating Income (Expenses). Non-operating income (expenses), net for December 31, 1999 and March 31, 2000 consisted of the following:

                                                                          Three months ended
                                                           ----------------------------------------------
                                                               December 31, 1999        March 31,  2000
                                                           -----------------------  ---------------------
                                                                  (in thousands of constant Pesos of
                                                                   March 31, 2000 purchasing power)
  Financial Income:
     Interest income.......................................         Ps  (7,009,477)         Ps  7,305,753
     Exchange gains........................................             41,503,471             13,862,985
     Other financial income................................                136,718                  4,866
                                                                    --------------        ---------------
                                                                        34,630,713             21,173,604
                                                                    --------------        ---------------
  Financial Expenses:
     Interest expense......................................              4,604,508            (19,879,558)
     Bank commissions......................................               (243,972)              (470,976)
     Exchange losses.......................................            (10,832,141)           (24,274,142)
     Bank expenses.........................................                 82,397                (85,040)
     Other financial expenses..............................               (640,501)
                                                                    --------------        ---------------
                                                                        (7,029,710)           (44,709,716)
                                                                    --------------        ---------------
  Other:
      Donations............................................                (92,487)
     Sales of scrap and extra parts........................                169,230
     Other, net............................................                331,990                 56,142
                                                                    --------------        ---------------
                                                                           408,733                 56,142
                                                                    --------------        ---------------
  Total Non-operating Income (Expenses)....................         Ps  28,009,735        Ps  (23,479,970)
                                                                    ==============        ===============


  Net non-operating Income (Expenses). Net non-operating Income (Expenses) decreased from Ps28.010 billion for the three months ended December 31, 1999 to (Ps23.480) billion for the three months ended March 31, 2000. The decrease was mainly due to the net exchange loss occurred during Interim 2000 associated with the Senior Notes, the Discount Notes and other liabilities denominated in Dollars due to the devaluation of 4.15% of the Colombian peso with respect to the Dollar in the first quarter of 2000.

  Net Monetary Inflation Adjustment Income. Net monetary inflation adjustment income increased by Ps8.100 billion to Ps10.197 billion for the first quarter of 2000, from Ps2.097 billion in the last quarter of 1999 as a result of the inflation increase.

  Income Tax Expense. Income tax expense for the first quarter of 2000 decreased by Ps5.405 billion to Ps0.637 billion from Ps6.042 billion in the last quarter of 1999.

  Minority Interest. Minority interest for the first quarter of 2000, decreased by Ps5.610 billion to Ps(3.453) billion from Ps2.157 billion for the last quarter of 1999 because of the decrease in the net income of the operating subsidiaries.

  Net Income. Total income decreased by Ps32.512 billion from Ps30.663 billion for the last quarter of 1999 to Ps (1.850) billion for the first quarter of 2000, as a result of the factors discussed above.

                                 TRANSTEL S.A

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                                                      1999                2000         2000
                                                                                 -----------         -----------     --------
                                                                                                                   (Thousands
                                                                             (Thousand of pesos of March 31,       of Dollars)
                                                                                        2000)
                                  ASSETS
Current
 Cash.................................................................       Ps   13,352,079    Ps     5,682,936    $  2,912
 Short-term and temporary investments.................................            42,595,441           2,872,431       1,472
 Accounts receivable, net.............................................            52,072,845          86,854,128      44,505
 Inventories..........................................................             2,633,282           1,988,025       1,019
 Prepaid expenses.....................................................               621,500             441,075         226
                                                                              --------------     ---------------    --------
  Total current assets................................................           111,275,147          97,838,595      50,134
Noncurrent
 Accounts receivable..................................................            53,778,193          54,971,645      28,168
 Properties, plant and equipment, net.................................           322,842,185         434,063,955     222,419
 Deferred monetary correction.........................................             3,724,523           6,077,942       3,114
 Deferred costs.......................................................            68,801,259          53,537,857      27,433
 Long-term investments................................................             3,181,655           7,238,295       3,709
 Other assets.........................................................             5,060,709          13,999,932       7,174
 Reappraisal of assets................................................            37,130,087          39,709,742      20,348
                                                                              --------------     ---------------    --------
  Total assets........................................................        Ps 605,793,758     Ps  707,437,963    $362,499
                                                                              ==============     ===============    ========

                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Short-term debt......................................................        Ps  26,284,953     Ps   14,733,370    $  7,550
 Current portion of other long-term debt..............................             1,730,199           3,322,949       1,703
 Current portion of capital lease obligations.........................             6,670,638           8,434,506       4,322
 Accounts payable.....................................................            42,084,250          77,268,178      39,593
 Tax liabilities......................................................            12,274,468          24,103,813      12,351
 Labor liabilities....................................................               619,809             433,905         222
 Other liabilities....................................................             3,307,091           3,421,087       1,753
 Accrued pension obligations..........................................               678,060           1,205,105         618
                                                                              --------------     ---------------    --------
  Total current liabilities..........................................             93,649,468         132,922,913      68,112
Long-term liabilities
 12 1/2 % Senior Notes due 2007......................................           249,491,121         292,734,000     150,000
 20.32% Senior Discount Notes due 2008................................            26,199,918          37,240,925      19,083
 Other long-term debt.................................................             7,791,049              54,966          28
 Capital lease obligations............................................            36,080,877          51,596,664      26,439
 Deferred monetary correction.........................................             7,848,401           9,698,523       4,970
 Accrued pension obligations..........................................             6,934,430           6,273,650       3,215
 Other liabilities....................................................            13,925,805          12,066,458       6,181
                                                                              --------------     ---------------    --------
  Total liabilities...................................................           441,921,069         542,588,099     278,028
                                                                              --------------     ---------------    --------
Minority interest....................................................             70,451,491          75,424,667      38,648
                                                                              --------------     ---------------    --------
Commitments
Shareholders' equity:
 Common stock, Ps1 par value, 50 billion shares
        authorized; 34,611,747,976 shares issued
  and outstanding (5,039,801,222 in 1998).............................            50,699,200          50,699,383      25,979
 Retained earnings....................................................            27,715,884          20,858,151      10,688
 Surplus from reappraisal of assets...................................            15,006,114          17,867,663       9,156
                                                                              --------------     ---------------    --------
  Total shareholders' equity..........................................            93,421,198          89,425,197      45,823
                                                                              --------------     ---------------    --------
  Total liabilities and shareholder's equity..........................        Ps 605,793,758     Ps  707,437,963    $362,499
                                                                              ==============     ===============    ========

Memorandum accounts...................................................        Ps 275,967,754     Ps  323,502,613    $253,171
                                                                              ==============     ===============    ========


   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)

                                                                 For the Three Months Ended March 31,
                                                            1999                2000                    2000
                                                       -------------      ---------------           -----------
                                                                                                     (Thousands
                                                      (Thousands of pesos of March 31, 2000)         of Dollars)
Revenues........................................       Ps 32,038,590      Ps   29,584,479           $    15,159
                                                       -------------      ---------------           -----------
Costs and expenses:
  Operating costs...............................           6,277,309            6,444,234                 3,302
  Administrative expenses.......................           7,264,313            5,665,464                 2,903
  Marketing expenses............................           2,034,902            1,951,655                 1,000
                                                       -------------      ---------------           -----------
                                                          15,576,524           14,061,353                 7,205
                                                       -------------      ---------------           -----------
  Operating income..............................          16,462,066           15,523,126                 7,954
                                                       -------------      ---------------           -----------
Nonoperating income (expenses)
  Financial income..............................          22,879,046           21,173,604                10,849
  Financial expenses............................         (25,371,397)         (44,709,716)              (22,910)
  Other.........................................              19,599               56,142                    29
                                                       -------------      ---------------           -----------
                                                          (2,472,752)         (23,479,970)              (12,032)
                                                       -------------      ---------------           -----------

Net monetary inflation adjustment income........           7,566,323           10,197,154                 5,225
                                                       -------------      ---------------           -----------
     Income before income taxes and
       minority interest........................          21,555,637            2,240,310                 1,147
Income tax expense..............................          (6,779,177)            (636,820)                 (326)
                                                       -------------      ---------------           -----------
     Income before minority interest............          14,776,460            1,603,490                   821
Minority interest...............................          (7,067,938)          (3,453,021)               (1,769)
                                                       -------------      ---------------           -----------
     Net income.................................       Ps  7,708,522      Ps   (1,849,531)          $      (948)
                                                       -------------      ---------------           -----------
Earnings per share (in single Pesos and
                                                       -------------      ---------------           -----------
 single Dollars per share)......................       Ps       0.22      Ps       - 0.05           $  - 0.0002
                                                       =============      ===============           ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                  (Unaudited)

                  Three months Ended March 31, 1999 and 2000
             (Thousands of Pesos of March 31, 2000, except shares)

                                       Common Shares Outstanding
                                       ------------------------
                                        Number         Amount           Retained           Surplus from           Total
                                        ------         ------           Earnings           Reappraisal        Shareholders'
                                    (Thousands)                      --------------         of Assets            Equity
                                                                                         ----------------    ----------------
Balance at December 31, 1998.......    34,611,748   Ps 50,699,200    Ps  20,007,361      Ps   16,308,750     Ps    87,015,311
Net income.........................                                       7,708,522                                 7,708,522
Movement during the period.........                                                           (1,302,636)          (1,302,636)
                                       ----------   -------------    --------------      ---------------     ----------------
Balance at March 31, 1999..........     34,611748      50,699,200        27,715,883           15,006,114           93,421,197
                                       ==========   =============    ==============      ===============     ================

Balance at December 31, 1999.......    34,611,748   Ps 50,699,383    Ps  22,707,682      Ps   18,545,140     Ps    91,952,205
Net income.........................                                      (1,849,531)                               (1,849,531)
Movement during the period.........                                                             (677,476)            (677,476)
                                       ----------   -------------    --------------      ---------------     ----------------
Balance at March 31, 2000..........    34,611,748   Ps 50,699,383    Ps  20,858,151      Ps   17,867,664     Ps    89,425,198
                                       ==========   =============    ==============      ===============     ================

     Retained earnings balances consist of the following:

                                                                                    March 31,
                                                                         -------------------------------
                                                                               1999             2000
                                                                         --------------    -------------
Legal reserve........................................                    Ps     686,230    Ps  1,142,932
Appropriated for future construction.................                           918,202        5,028,507
Appropriated for future acquisitions.................                         5,257,853       16,536,243
Unappropriated retained earning......................                        20,853,599       (1,849,531)
                                                                        ---------------    -------------
                                                                         Ps  27,715,884    Ps 20,858,151
                                                                        ===============    =============

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                  (Unaudited)

                                                                                   For the Three Months Ended March 31,
                                                                                     1999               2000            2000
                                                                                -------------      --------------     --------
                                                                           (Thousands of Pesos of March 31, 2000    (Thousands
                                                                                                                     of Dollars)
Sources of working capital:
  Net income.............................................................       Ps  7,708,522      Ps  (1,849,531)    $   (948)
  Items that do not utilize (provide) working capital:
     Depreciation........................................................           1,115,571           1,385,236          710
     Amortization........................................................           3,058,847           5,162,353        2,645
     Deferred income taxes...............................................           3,426,087
     Allowance for writedown of properties, plant and equipment..........                                 240,063          124
     Allowance for doubtful accounts.....................................             401,309
     Accretion of interest on Senior Discount Notes......................           1,250,784           1,730,861          887
     Minority interest...................................................           7,067,938           3,453,021        1,769
     Net inflation adjustment from non-current balance sheet accounts....          (7,353,669)        (10,200,877)      (5,227)
     Deferred monetary correction, net...................................          (3,192,916)         (1,722,588)        (883)
                                                                               --------------      --------------     --------
 Working capital provided by operations..................................          13,482,473          (1,801,462)        (923)
                                                                               --------------      --------------     --------
 Financial resources generated otherwise:
     Senior Notes and Discount Notes.....................................                                 341,772          175
     Accrued pension obligations.........................................            (457,458)           (253,455)        (130)
     Increase (decrease) in other debt...................................          (2,261,852)             54,965           29
     Capital lease obligations...........................................           3,446,423          12,016,424        6,157
     Increase in other liabilities.......................................          (1,991,594)            111,099           57
     Investment by minority interest.....................................          (2,182,708)           (331,136)        (170)
                                                                               --------------      --------------     --------
                                                                                   (3,447,189)         11,939,669        6,118
                                                                               --------------      --------------     --------
          Total financial resources generated............................          10,035,284          10,138,207        5,195
                                                                               --------------      --------------     --------
  Financial resources utilized:
     Purchases of properties, plant and equipment........................         (28,385,509)        (39,380,141)     (20,179)
     Increase in deferred costs..........................................          (1,915,063)               (733)          (0)
     Decrease in long-term investments...................................             214,339          (5,912,433)      (3,030)
     Decrease in other assets............................................           1,775,422          (1,802,796)        (924)
     Noncurrent accounts receivable......................................          (5,551,199)           (320,826)        (164)
                                                                               --------------      --------------     --------
                                                                                  (33,862,010)        (47,416,930)     (24,297)
                                                                               --------------      --------------     --------
  Effect of revaluing to constant pesos..................................           1,029,497          13,407,991        6,870
                                                                               --------------      --------------     --------
          Increase (decrease) in working capital.........................      Ps (22,797,229)     Ps (23,870,732)    $(12,232)
                                                                               ==============      ==============     ========
Changes in working capital components:
  Cash...................................................................      Ps   9,275,331             227,197          116
  Short-term and temporary investments...................................         (24,524,665)         (5,976,212)      (3,062)
  Accounts receivable....................................................          18,206,813           8,038,825        4,119
  Inventories............................................................            (411,022)           (461,296)        (236)
  Prepaid expenses.......................................................            (279,333)             42,172           21
  Short-term debt........................................................         (10,797,328)         (1,394,252)        (714)
  Current portion of other long-term debt................................             (60,130)            134,247           69
  Current portion of capital lease obligations...........................          (1,982,702)          1,331,804          682
  Accounts payable.......................................................          (7,590,728)        (28,113,341)     (14,406)
  Tax liabilities........................................................          (5,974,347)          1,863,407          955
  Labor liabilities......................................................             482,977             775,077          397
  Accrued pension obligations............................................             (63,723)           (232,397)        (119)
  Other liabilities......................................................             921,628            (105,963)         (54)
                                                                               --------------      --------------     --------
  Increase (decrease) in working capital.................................      Ps (22,797,229)     Ps (23,870,732)    $(12,232)
                                                                               ==============      ==============     ========

  The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                                     For the Three Months  Ended March 31,
                                                                                   1999                  2000         2000
                                                                                -----------           -----------    --------
                                                                           (Thousands of Pesos of March 31, 2000)     (Thousands
                                                                                                                      of Dollars)
Cash flows from operating activities:
 Net income..............................................................  Ps     7,708,522   Ps  (1,849,531)           $   (948)
 Adjustments to reconcile net income with net cash
  Provided by operations:
    Depreciation.........................................................         1,115,571        1,385,236                 710
    Amortization.........................................................         3,058,847        5,162,353               2,645
    Deferred income taxes................................................         3,426,087
    Allowance for writedown of property, plant and equipment.............                            240,063                 123
    Allowance for doubtful accounts......................................           401,309
    Accretion of interest on Senior Discount Notes.......................         1,250,784        1,730,861                 887
    Minority interest....................................................         7,067,938        3,784,157               1,939
    Net inflation adjustment from balance sheet accounts.................        (7,353,669)     (10,200,877)             (5,227)
    Deferred monetary correction, net....................................        (3,192,916)      (1,722,588)               (883)
    Changes in operating assets and liabilities:
    Accounts receivable..................................................        (9,011,669       (8,359,651)             (4,284)
    Inventories..........................................................           411,022          461,296                 236
    Prepaid expenses.....................................................           279,333          (42,172)                (22)
    Deferred costs.......................................................        (1,915,063)            (733)                 (0.)
    Other assets.........................................................         1,775,421       (1,802,796)               (924)
    Accounts payable.....................................................         7,590,728       28,113,341              14,406
    Labor liabilities....................................................          (482,977)        (775,077)               (397)
    Tax liabilities......................................................         5,974,347       (1,863,407)               (955)
    Accrued pension obligations..........................................          (393,735)         (21,059)                (11)
    Other liabilities....................................................        (2,913,222)         217,062                 113
                                                                                -----------      -----------            --------
     Net cash (used for) provided by operating activities................        14,796,658       14,456,478               7,408
                                                                                -----------      -----------            --------
Cash flows from investing activities:
 Purchases of properties, plant and equipment............................       (21,015,964)     (26,300,056)            (13,476)
 Advances on properties, plant and equipment.............................       (14,746,344)        (535,740)               (275)
 Purchases of investments................................................        (2,382,727)      (2,469,233)             (1,265)
 Proceeds from sale of temporary investments..............................                          2,405,454               1,232
 Proceeds from maturity of short-term investments........................        27,121,731
                                                                                -----------   --------------            --------
     Net cash used by investing activities...............................       (11,023,304)     (26,899,575)            (13,784)
                                                                                -----------      -----------            --------
Cash flows from financing activities:
 Short term debt.........................................................        13,024,518           994,876                510
 Repayments of other debt................................................        (4,428,912)
 Dividends paid to minority interest.....................................        (2,357,802)
 Repayments of capital lease obligations.................................        (1,565,287)       (2,395,465)            (1,227)
                                                                                -----------       -----------           --------
     Net cash provided by financing activities...........................         4,672,517        (1,400,589)              (718)
                                                                                -----------       -----------           --------
Effect of revaluing to constant pesos....................................         1,029,497        14,070,883              7,210
                                                                                -----------       -----------           --------
 Net (decrease) increase in cash.........................................         9,475,368           227,197                116
 Cash at beginning of period.............................................         3,876,710         5,455,739              2,796
                                                                                -----------       -----------           --------
 Cash at end of period...................................................  Ps    13,352,078   Ps    5,682,936           $  2,912
                                                                           ================   ===============           ========
Supplemental disclosure of cash flows information:
 Cash paid during the period for:
  Interest...............................................................  Ps    1,518,712    Ps      156,898           $     80
                                                                           ===============    ===============           ========

  Income taxes...........................................................  Ps     609,938     Ps      377,814           $    194
                                                                           ==============     ===============           ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL  S.A.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

    (Thousands of Pesos of March 31, 2000 purchasing power, unless otherwise specified)
                                  (Unaudited)

     NOTE 1--BASIS OF PRESENTATION

     The interim consolidated financial statements as of and for the three months ended March 31, 1999 and 2000 are unaudited and have been prepared in accordance with accounting principles generally accepted in Colombia. In the opinion of management, such interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results for the interim periods. The results of operations for the three months ended March 31, 2000 are not necessarily an indication of the results to be expected for the full year. The financial information has been presented in constant Colombian Pesos of March 31, 2000 purchasing power. U.S. Dollar amounts are translated from Peso amounts at the Representative Market Rate on March 31, 2000, which was 1,951.56 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

     These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as of and for the three years ended December 31, 1999, 1998 and 1997 and the notes thereto. See Note 6 for a description of the significant differences between Colombian and U.S. GAAP.

  In accordance with Colombian GAAP, reappraisals of properties, plant and equipment are required and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisal of assets". Those reappraisals should be calculated based on appraisals made by specialists at least every three years; however, unless otherwise considered inappropriate, the appraisals are updated in the intervening years using specific indices or the official Colombian middle-income consumer price index applied on a one-month's lagging basis. The last date of appraisals by specialists was December 1998.


  NOTE 2--OPERATING SUBSIDIARIES

  As of March 31, 2000, Transtel has formed nine operating subsidiaries as shown in the following chart:




                                                                                                Date
                                                                                Date         commercial        Percent
                                                              Primary       Incorporated    operations        Owned by
                        Subsidiary                          Area served     by Transtel        began          Transtel
----------------------------------------------------------  ------------  ----------------   ---------    -----------------
  Empresa de Telefonos de Jamundi S.A.,E.S.P.
    ("TeleJamundi").......................................  Jamundi                9/29/93        6/1/97              99.8%
  Unitel S.A. E.S.P. ("Unitel")...........................  Yumbo                  3/11/94        6/1/97                95
  Empresa de Telefonos de Palmira S.A., E.S.P.              Palmira and
    (''TelePalmira'').....................................  Candelaria             5/31/95        9/1/95                60
  Telefonos de Cartago S.A., E.S.P.
    ("TeleCartago").......................................  Cartago                 1/3/97        4/1/97                65
  Caucatel S.A., E.S.P. ("Caucatel")......................  Popayan                4/30/97        5/1/97                51
  Bugatel S.A., E.S.P. ("Bugatel")........................  Buga                   6/16/97        7/1/97                60
  Empresa de Telecomunicaciones de Girardot S.A.,
    E.S.P. ("TeleGirardot")...............................  Girardot              12/31/97        1/1/98                60
  Suscripciones  Audiovisuales S.A........................  Cali                                 1/31/98               100
  Cablevision S.A. .......................................  Cali                                 1/31/98               100


                                 TRANSTEL  S.A.

     In addition to the above subsidiaries, Transtel formed TeleCauca S.A. E.S.P. as a 98% owned subsidiary on December 27, 1996, Invercable S.A. as a 100% owned subsidiary on July 27, 1998 and Unicable S.A. as a 100% owned subsidiary on July 27, 1998; however, they have had no operations to date.

     In July and September, 1998 the Company acquired 97% of Suscripciones Audiovisuales S.A. and Cablevision S.A. (together "Cablevision") for Ps15,359,701 and Ps7,018,406 in cash, respectively. The Company acquired the remaining 3% of both companies on December 15, 1998 for Ps827,973 in cash. Cablevision owns and operates the license for the operation of pay television services in the city of Cali and its surrounding area. Transtel used a portion of the proceeds from the Senior Notes to finance this purchase.


NOTE 3--EARNINGS PER SHARE

     Earnings per share are computed dividing net income applicable to common shares by the weighted average number of subscribed and paid shares outstanding for the three months ended March 31, 1999 and 2000, respectively. Transtel's weighted average number of shares used in the computation of earnings per share was 34,611,747,976 in 1999 and 34,611,747,976 in 2000.


NOTE 4--DEBT

     On October 28, 1997, the Company received the net proceeds from the sale of $150 million (Ps292.7 billion) of 12 1/2% Senior Notes due 2007. These Senior Notes were sold to a pass through trust which issued certificates ("Certificates") representing pro rata interests in the Senior Notes to qualified institutional buyers in the United States of America or non-U.S. persons outside the United States. Interest payments on the Senior Notes are due on May 1 and November 1, commencing May 1, 1998. A portion of the net proceeds of the 12 1/2% Senior Notes due 2007 was used to pay all existing short and long-term debt existing at October 28, 1997, costs of issuance, a Central Bank fee and the Escrow Account.

     On December 31, 1998, the Company sold $15.0 million (Ps29.3 billion) of its 20.32% Senior Discount Notes due 2008 in a private placement. The net proceeds of approximately $14.3 million (Ps27.9 billion) were to pay for capital expenditures, to provide working capital and/or to fund future acquisitions. Interest at 0.10% will be payable in cash each year through August 13, 2008. Interest at 20.22% will accrue over the term of the Senior Discount Notes, and the accrued interest of $86.9 million (Ps169.6 billion) and principal of $15.0 million (Ps29.3 billion) will be due on August 13, 2008. The Senior Discount Notes are unsecured senior obligations of the Company and will be fully and unconditionally guaranteed on a senior, unsecured basis by each subsidiary of the Company in which the Company acquires 100% of the minority interest or provides indebtedness with the proceeds of the Senior Discount Notes. If such a guarantee is issued by a subsidiary, it must also be issued to the holders of the Senior Notes and Certificates. As of June 14, 1999 the Company has not acquired any minority interests or provided indebtedness to any subsidiary.

     The indentures of the 12 1/2% Senior Notes due 2007 and Senior Discount Notes due 2008 impose certain limitations on the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, issue preferred stock, merge or consolidate with any other person or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of the assets of the Company and its subsidiaries.

                                 TRANSTEL S.A.

    Transtel S.A. is dependent upon transfer of funds from its subsidiaries to make the required interest and principal payments on the Senior Notes and the Certificates and the Senior Discount Notes. The subsidiaries have not guaranteed the payment of the Senior Notes and have no obligations to remit dividends on other distributions to Transtel S.A. for payment on the Senior Notes and the Certificates and the Senior Discount Notes.


     NOTE 5--OTHER NONCURRENT LIABILITIES
Other noncurrent liabilities as of March 31, 1999 and 2000 consisted of the following:

                                                                                  1999              2000
                                                                                ---------         ---------
Payable to Siemens AG for Transtel Siemens Purchase
     Agreement.......................................................       Ps  3,544,103     Ps  3,877,020 (1)
Payable to Siemens AG for TeleGirardot Siemens Purchase
     Agreement.......................................................           3,504,192         4,469,657 (2)
Payable to IBM.......................................................           1,176,138           698,658 (3)
Unearned interest income.............................................               8,855
Cable television fees paid advances..................................             667,293
Accrued litigation loss..............................................           2,386,164         2,200,000
Negative goodwill....................................................             315,269           173,833
Other................................................................           2,323,791           647,290
                                                                            -------------     -------------
                                                                            Ps 13,925,805     Ps 12,066,458
                                                                            =============     =============

(1) Excludes Ps 424,365 which is included in other current liabilities.
(2) Excludes Ps 1,607,461 which is included in other current liabilities.
(3) Excludes Ps 35,130 which is included in other current liabilities.

    Girardot Telephone was sued by TeleTequendama E.S.P., a local telephone operator competitor, for Ps2,200,000 (nominal Pesos) on June 4, 1997 for unfair competition in TeleTequendama's zone of operations. Although the resolution and trial of this lawsuit will not occur during 1999, the Company and Girardot Telephone agreed that Girardot Telephone would record, concurrently with the acquisition of Girardot Telephone by the Company on December 31, 1997, Ps2,200,000 (nominal Pesos) as an estimate of the liability that is probable as a result of the litigation.


        NOTE 6--DIFFERENCES BETWEEN COLOMBIAN GAAP AND U.S. GAAP


    The Company's financial statements are prepared in accordance with Colombian GAAP. Because these principles differ in certain significant respects from U.S. GAAP, this note presents a reconciliation to U.S. GAAP of net income and shareholders' equity as of and for the three month periods ended March 31, 1998 and 1999. A Registration Statement on Form F-4 was filed with the Securities and Exchange Commission and was declared effective on May 17, 1999 by the Commission.

    (a)  Reconciliation of net income:

    The following summarizes the principal differences between accounting practices under Colombian and U.S. GAAP and their effects on net income for the three month periods ended March 31, 1999 and 2000:

                                 TRANSTEL  S.A.

                                                                        1999              2000
                                                                       -------           -------
Consolidated net income under Colombian GAAP                      Ps   7,708,522     Ps (1,849,531)
      (i)      Deferred income taxes............................       1,457,327           518,090
      (ii)     Surplus from reappraisal of assets...............               -                 -
      (iii)    Depreciation.....................................      (2,802,423)       (2,632,241)
      (iv)     Capitalized interest.............................         136,751         1,366,356
      (v)      Deferred costs...................................      (1,720,087)        2,090,669
      (vi)     Capital leases...................................          32,175          (283,384)
      (vii)    Revenue recognition..............................      (8,361,638)         (201,183)
      (viii)   Reversal of deferred monetary correction.........       3,172,495         2,402,657
      (ix)     Effect of the above differences on minority
               interest.........................................       2,922,902           (95,905)
      (x)      Distribution to shareholder......................               -                 -
      (xi)     Depreciation of Cablevision assets...............        (168,570)         (153,944)
      (xii)    Inflation adjustment on inventories..............         149,378                 0
                                                                  --------------     -------------
Consolidated net income (loss) under U.S. GAAP..................  Ps   2,526,832     Ps  1,161,584
                                                                  ==============     =============

    (b) Reconciliation of shareholders' equity:

    The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on shareholders' equity at March 31, 1999 and 2000:

                                                                       1999              2000
                                                                    -----------       -----------
Consolidated shareholders' equity under Colombian GAAP........   Ps  93,421,197     Ps 89,425,198
      (i)      Deferred income taxes..........................       11,217,993        18,167,758
      (ii)     Surplus from reappraisal of assets.............      (15,006,114)      (17,867,664)
      (iii)    Depreciation...................................      (13,103,744)      (23,641,233)
      (iv)     Capitalized interest...........................        3,490,371         8,034,160
      (v)      Deferred costs.................................      (32,351,696)      (22,071,997)
      (vi)     Capital leases.................................        1,822,681         1,379,985
      (vii)    Revenue recognition............................      (13,410,929)      (33,443,824)
      (viii)   Reversal of deferred monetary correction.......        4,123,878         3,620,581
      (ix)     Effect of the above differences on minority
               interest.......................................        8,651,403        14,221,846
      (x)      Distribution to shareholder....................         (441,960)         (441,962)
      (xi)     Depreciation of Cablevision assets.............         (336,649)         (660,011)
      (xii)    Inflation adjustment on inventories............          149,378                 0
                                                                 --------------     -------------

Consolidated shareholders' equity under U.S. GAAP                Ps  48,225,809     Ps 36,722,837
                                                                 ==============     =============

(c) Analysis of changes in shareholders' equity:

    The following summarizes the changes in shareholders' equity under U.S. GAAP for the three month periods ended March 31, 1999 and 2000:

                                                                                        1999                  2000
                                                                                      ---------             ---------
      Balance at beginning of period......................................       Ps  45,698,978       Ps   35,560,853
      Net (loss) income...................................................            2,526,831             1,161,984
                                                                                 --------------       ---------------
      Balance at end of period............................................       Ps  48,225,809       Ps   36,722,837
                                                                                 ==============       ===============

  The Company has no items of other comprehensive income.

                                 TRANSTEL S.A.

     (d) Summary of significant differences between Colombian and U.S. GAAP disclosures

     (i) Deferred Income taxes

     Under Colombian GAAP, income taxes for interim financial statements are calculated as if those financial statements were annual financial statements. Under Colombian GAAP, deferred income taxes are generally recognized for timing differences in a manner similar to Accounting Principles Board Opinion No. 11.

     Under U.S. GAAP, income taxes for interim financial statements are calculated using the estimated effective tax rate for the year. Under U.S. GAAP Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" requires that deferred tax assets or liabilities be recorded for the tax effects of temporary differences between the financial and tax bases for assets and liabilities. A valuation allowance is provided for deferred tax assets when it is considered more likely than not that they will not be realized.

     (ii) Surplus from reappraisal of assets

In accordance with Colombian GAAP, reappraisals of properties, plant and equipment and long-term investments are made periodically and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisals of assets." Under U.S. GAAP, reappraisals of assets are not permitted.

     (iii) Depreciation

     The Company uses the reverse sum of the year's method of depreciation for Colombian GAAP purposes. The straight-line method is used for U.S. GAAP.

     (iv) Capitalized interest

     Under Colombian GAAP, the Company does not capitalize certain interest costs on projects during construction which is required under U.S. GAAP. Under U.S. GAAP, adjustments to expenses are required for interest capitalized net of additional depreciation on interest amounts capitalized.

     (v) Deferred costs

     Subsidiaries of the Company have deferred certain expenses which are expensed as incurred under U.S. GAAP. Under U.S. GAAP, an adjustment is required for the expensing of amounts net of any amortization taken.

     Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities", which is effective for fiscal years beginning after December 15, 1998, required the Company to change its accounting under U.S. GAAP for organization costs. In 2000, all organization costs are expensed as incurred for U.S. GAAP and the balance of organization costs of Ps882,841 at December 31, 1998 was expensed as a change in accounting. For U.S. GAAP, the cumulative effect of this change of Ps 882,841 is not presented as a separate cumulative effect of an accounting change in the U.S. GAAP income statement for the three months ended March 31, 2000 as the change is expected to be immaterial to the results of operations for the full year 2000.

     (vi) Capital leases

     Certain of the Company's operating leases for Colombian GAAP purposes qualify as capital leases under U.S. GAAP. In addition to the amounts shown as capital leases in the balance sheet, the following assets and liabilities are recorded under U.S. GAAP:

                   TRANSTEL S.A.

                                                                                    1999                 2000
                                                                               -------------        --------------
  External telephony networks.............................................     Ps  4,759,316        Ps   4,590,878
  Computer equipment......................................................           386,875               362,233
  Transport fleet and equipment...........................................         2,424,928             1,987,725
  Generator...............................................................            96,383                91,688
                                                                               -------------        --------------
     Total................................................................         7,667,502             7,032,524
  Less--Accumulated depreciation..........................................        (2,708,643)           (2,912,197)
                                                                               -------------        --------------
                                                                               Ps  4,958,859        Ps   4,120,327
                                                                               =============        ==============


  The above amounts include cumulative net inflation adjustments of Ps 1,676,715 and Ps1,909,488 at March 31, 1999 and 2000, respectively.

  Total minimum lease payments........................................        Ps   5,144,150        Ps   3,284,191
  Less-Imputed interest...............................................            (2,263,536)           (1,047,097)
                                                                              --------------       ---------------
  Present value of minimum lease payments.............................             2,880,614             2,237,094
  Less--Current portion...............................................              (675,336)           (1,557,210)
                                                                              --------------       ---------------
  Long-term portion...................................................             2,205,278               679,884
                                                                              ==============       ===============
  Deferred income from sale lease back................................        Ps     255,564        Ps     231,253
                                                                              ==============       ===============

  The additional total minimum lease payments as follows under U.S. GAAP:

Payable in twelve months
------------------------
    ended March 31,
    --------------
     2000.............................................................        Ps   1,557,210
     2001.............................................................             1,648,435
     2002.............................................................                78,546
                                                                              --------------
  Total minimum lease payments........................................        Ps   3,284,191
                                                                              ==============

The following income statement effects are recorded under U.S. GAAP for the above capital leases:

                                                                                   1999                  2000
                                                                              --------------        --------------
  Increase in interest expense........................................        Ps   173,213          Ps   442,997
  Increase in depreciation expense....................................             418,061               174,043
  Amortization of gain from sale of
    Properties, plant and equipment on leaseback......................              (3,813)               (3,479)
  Increase in inflation adjustment income on capital
            lease obligations.........................................            (307,785)               40,557
                                                                              ------------          ------------
     Total............................................................             279,676               654,118
                                                                              ------------          ------------
  Rent expense
     Decrease in rent expense recorded under Colombian
           GAAP.......................................................            (311,851)             (370,734)
     Decrease in rent recorded as deferred costs under
           Colombian GAAP and reversed for U.S. GAAP Purposes.........        ------------          ------------
  Net decrease in expenses............................................        Ps   (32,175)         Ps   283,384
                                                                              ============          ============

Under U.S. GAAP, there are no operating lease commitments at March 31, 1999.

  If the equipment under Global Leases, the IBM Arrangement and the related DIAN Financing of the value-added tax and duty had been installed and accepted (and thus the lease terms commenced) at March 31, 2000, the following additional lease and tax obligations on a pro forma U.S. GAAP basis would have been outstanding:

                                 TRANSTEL S.A.

                                                                  IBM              DIAN
                                          Global Leases        Arrangement       Financing              Total
                                       -------------------  ----------------  -----------------  -------------------
 Total minimum lease or tax and
       Duty payments..............        Ps  175,077,158     Ps    948,751     Ps  26,125,534      Ps  202,151,443
 Less--Imputed interest...........            (50,671,748)          (69,671)                 -          (50,741,419)
                                          ---------------     -------------     --------------      ---------------
 Present value of minimum lease
   Payments.......................            124,405,410           879,080         26,125,534          151,410,024
 Less--Current portion............            (31,056,105)         (126,606)        (3,511,782)         (34,694,493)
                                          ---------------     -------------     --------------      ---------------
 Long--term portion...............        Ps   93,349,305     Ps    752,474     Ps  22,613,752      Ps  116,715,531
                                          ===============     =============     ==============      ===============

The additional total minimum lease or tax and duty payments would have been as follows under U.S. GAAP:

Payable in twelve months ending March  31,
------------------------------------------
   2001.............................      Ps   22,408,181
   2002.............................           21,702,146
   2003.............................           23,120,992
   2004.............................           19,768,715
   Thereafter.......................          115,151,409
                                          ---------------
                                          Ps  202,151,443
                                          ===============

   (vii) Revenue recognition

   Under Colombian GAAP, revenues for connection fees for telephone lines are recognized upon payment in cash or the execution of a promissory note (with a 10% down payment) by the customer and the Company's assignment of a telephone number which is transferable to others by the customer.

   Under U.S. GAAP the Company changed prospectively as of January 1, 1999 its method of accounting for connection fee income from an "installation date basis", which historically has been consistent with industry practice, to a "deferred basis". Under the former policy, connection fees were recognized as income at the date of installation with a dial tone. Under the new policy, connection fee income less direct installation costs and direct selling costs is deferred and amortized into income over five years using the straight- line method. This change was made to reflect income in excess of direct costs over an estimated service period. This change does not have a cumulative effect.

   (viii) Deferred monetary correction

   The deferred monetary correction asset and liability are reversed for U.S. GAAP purposes.

   (ix) Minority interest

   The minority interests' share of the differences between Colombian GAAP and U.S. GAAP are presented separately.

   (x) Distribution to shareholder

   Transtel purchased land and building from a major shareholder at appraised value in August 1996. For U.S. GAAP, the difference between the amount paid and the shareholder's historical basis is treated as a distribution to the shareholder.

                                 TRANSTEL S.A.

   (xi) Depreciation of Cablevision Assets

   Under Colombian GAAP, goodwill or negative goodwill in an acquisition accounted for as a purchase is determined as the purchase price paid in excess of the acquiree's net worth, including reappraisal of assets. The assets of the acquiree are recorded at book value adjusted for inflation and the amount of asset reappraisals is shown as a separate caption in the balance sheet and not depreciated. Such goodwill or negative goodwill is amortized over five years.

   Under U.S. GAAP, goodwill is the excess of the purchase price paid over the fair value of the assets and liabilities acquired. The assets and liabilities are recorded at fair value and assets are depreciated over their useful lives. The Company amortizes goodwill over five years for U.S. GAAP.



   (xii) Fiduciary Guarantee Trust and other reclassifications

   Under Colombian GAAP, fiduciary guarantee trusts are formed to secure debts by transferring the title of fixed assets to the trust. The net book value of the trust is recorded as other assets and is amortized in the same way in which the related fixed assets would be depreciated. Under U.S. GAAP, the fixed assets used to form the fiduciary guarantee trust remain in natural fixed assets classifications and are depreciated.

The amounts reclassified as fixed assets for U.S. GAAP purposes from the fiduciary guarantee trust are as follows at March 31, 2000 (none at March 31, 1999):

   Land.....................................................     Ps   220,654
   Building.................................................          882,614
                                                                 ------------
                                                                    1,103,268
   Accumulated depreciation.................................          (34,678)
                                                                 ------------
   Net......................................................     Ps 1,068,590
                                                                 ============

   Certain other reclassifications have been made to the Colombian GAAP balance sheet to conform to the U.S. GAAP presentation, primarily the reclassification of certain receivables to advances to suppliers, prepaid expenses and noncurrent other assets.

   In addition, because of the decree issued by the Colombian Congress effective January 1, 1999 inflation adjustments are no longer applied to the various revenue and expense accounts. While this change has no effect on net income for Colombian or U.S. GAAP, for U.S. GAAP each item of revenue and expense for the three months ended March 31, 2000 should be multiplied by the average inflation factor of 1.0258 and "Net monetary inflation adjustment" income decreased by the net effect.

   (xiii) Earnings per share


   Under Colombian GAAP, earnings per share are computed by dividing net income
(loss) applicable to common shares by the weighted average number of common shares outstanding for each period presented.

   Under U.S. GAAP, earnings per share are calculated on the basis of the weighted average number of common shares outstanding, adjusted for stock dividends issued by the Company which are considered outstanding since the beginning of the earliest period presented. For U.S. GAAP, the weighted average number of shares was 34,611,747,976 during the three month periods ended March 31, 1999 and 2000. These shares are different than Colombian GAAP since the capitalization in December 1998 of premium on shares issued in July 1997 is treated as a stock issued under U.S. GAAP as of January 1, 1998.

   Basic and diluted income (loss) per share under U.S. GAAP are the same and were (0.14) single Pesos and 0.03 single Pesos for the three months ended March 31, 1999 and 2000, respectively.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Transtel S.A.
                                        ---------------------------
                                                (Registrant)


Date:  June 23, 2000               By:   /s/ Guillermo O. Lopez
                                        ---------------------------
                                   Name:  Guillermo O. Lopez
                                   Title: President